

September 27, 2013

Via E-mail
Michael A. Bless
President and Chief Executive Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

>   **Re: Century Aluminum Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 18, 2013**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed April 30, 2013**
>   **File No. 1-34474**

Dear Mr. Bless:

    We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose on page 4 of the 10-K that in 2012 you derived approximately 85% of your consolidated sales from your three major customers, including Glencore International. On page 32 of your amended Form 10-K you disclose that Glencore AG owns 41.76% of your common stock. We are aware of articles published in April and May 2013 indicating that, ending in October 2012, Glencore traded alumina to Iran; that alumina is an important material in gas centrifuges used to enrich uranium; and that some of this alumina ended up in the hands of Iranian Aluminum Company, a supplier of alumina to Iran Centrifuge Technology Company ("Tesa"). Tesa is included on the list of Specially

Designated Nationals maintained by the Department of Treasury's Office of Foreign Asset Control because of activity related to the enrichment of uranium. Iran is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for Glencore's transactions with Iran to have an adverse impact upon your reputation and share value.

2.   The April and May articles also discuss trades of alumina to Iran by Trafigura, a company you identify on page 9 of your 10-K as the supplier of substantially all of the alumina used at your Mt. Holly facility. Please also discuss for us the potential for Trafigura's transactions with Iran to have an adverse impact upon your reputation and share value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance

        Jesse E. Gary
        Executive Vice President, General Counsel and Secretary
        Century Aluminum Company